APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

FJD Partners LLC d/b/a Frisco's Chicken

BALANCE SHEET
As of September 11, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (1390)	13,740.42
Total Bank Accounts	**$13,740.42**
Total Current Assets	**$13,740.42**
Fixed Assets	
Fixed Asset Furniture	42.40
Machinery & Equipment	23,000.00
Uniforms	84.68
Total Fixed Assets	**$23,127.08**
TOTAL ASSETS	**$36,867.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,500.00
Total Accounts Payable	**$2,500.00**
Total Current Liabilities	**$2,500.00**
Long-Term Liabilities	
Loans from ownership	
Francisco Loan #1	22,000.00
Veronica Loan #1	22,000.00
Total Loans from ownership	**44,000.00**
Total Long-Term Liabilities	**$44,000.00**
Total Liabilities	**$46,500.00**
Equity	
Opening Balance Equity	0.00
Owner's Investment	10,000.00
Retained Earnings	
Net Income	-19,632.50
Total Equity	**$ -9,632.50**
TOTAL LIABILITIES AND EQUITY	**$36,867.50**

I, JoshuaM.Rinier, certify that:

1. The financial statements of FJD Partners LLC included in this Form are true and complete in all material respects; and
2. The tax return information of FJD Partners LLC has not been included in this Form as FJD Partners LLC was formed on 03/09/2020 and has not filed a tax return to date.

Signature   *JoshuaM.Rinier*

Name: JoshuaM.Rinier

Title: Partner/Chief Marketing Guru